November 9, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Terence O’Brien

Re:	OMNOVA Solutions Inc.

Form 10-K for the Fiscal Year Ended November 30, 2006

Filed January 26, 2007

Form 10-K Amendment No. 1 for the Fiscal Year

Ended November 30, 2006

Filed March 23, 2007

Form 10-Q for the Fiscal Quarter Ended August 31, 2007

Filed September 28, 2007

File Number 001-15147

Ladies and Gentlemen:

OMNOVA Solutions Inc. (the “Company”) has received the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated November 1, 2007 (the “Comment Letter”) with respect to its Company’s Form 10-K for the fiscal year ended November 30, 2006, Form 10-K Amendment No. 1 for the fiscal year ended November 30, 2006, and Form 10-Q for the fiscal quarter ended August 31, 2007.

The Commission has asked that the Company either respond to the Commission’s comments in the Comment Letter within 10 business days or tell the Commission when the Company will provide a response. The Company is currently reviewing the Comment Letter. However, because the Company is approaching the end of its fiscal year and because some key management employees are not available over the next couple of weeks for a variety of business and personal reasons, the Company is requesting that it be allowed to respond within 22 business days, or on or before December 3, 2007. This additional time will enable the Company to consult with the appropriate individuals in order to fully and adequately respond to the Commission’s comments.

If you have any questions regarding the foregoing, please contact the undersigned at (330) 869-4200.

Very truly yours,

/s/ Michael E. Hicks
Michael E. Hicks
Senior Vice President and Chief Financial Officer